EXHIBIT 11


                             NB CAPITAL CORPORATION
                        COMPUTATION OF EARNINGS PER SHARE


                                         Three-month period   Three-month period
                                               ended                ended
                                              March 31,            March 31,
                                                2001                 2000


Net income                                  $ 9,232,863            $ 8,328,194

Deduct: Senior preferred stock
        and series A preferred
        stock dividends                       6,270,288              6,270,626
                                            -----------            -----------

                             (A)           $  2,962,575            $ 2,057,568

Common share outstanding     (B)                    100                   100

Earning per share            (A/B)         $  29,625.75           $ 20,575.68